                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                            HYTEK MICROSYSTEMS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   0004491801
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240. 13d-1(e), 240.13d-1)(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                 SCHEDULE 13D

----------------------                                      ------------------
CUSIP No. 0004491801                                        Page 2 of 6 pages
----------------------                                      ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc. - 13-3311050
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.06%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     HC
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

---------------------                                       ------------------
CUSIP No. 0004491801                                        Page 3 of 6 pages
---------------------                                       ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated - 13-6176976
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     360,000
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     360,000
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.06%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO, BD
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                 Page 4 of 6 pages
                                AMENDMENT NO. 8
                                    TO THE
                                 SCHEDULE 13D

          Items 5(a), 5(c) and 7 of this Schedule 13D filed by the Reporting Persons referred to herein are hereby amended as follows:

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on July 24, 1998, the Reporting Persons named in Item 2 of this Schedule beneficially owned the following aggregate numbers and percentages of the Issuer's Common Stock (based upon the number of shares of Issuer's outstanding Common Stock of 2,984,758 reported in the Issuer's Form 10-QSB for the quarter ended April 4, 1998).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.               360,000                        12.06%
-----------------------------------------------------------------------------
Allen & Company Incorporated     360,000                        12.06%
==============================================================================

          (c) The following table sets forth trades made by ACI since the last Schedule 13D, dated July 13, 1998, was filed.

==============================================================================
                    Price Per                     Buy (B) or
Trade Date          Share ($)      ACI            Sell (S)
-----------------------------------------------------------------------------
7/15/98             4.625          15,000              S
-----------------------------------------------------------------------------
7/15/98             4.6875         17,500              S
-----------------------------------------------------------------------------
7/15/98             4.75           22,500              S
-----------------------------------------------------------------------------
7/16/98             4.8125          5,000              S
-----------------------------------------------------------------------------
7/17/98             4.75            2,500              S
-----------------------------------------------------------------------------
7/17/98             4.8125          5,000              S
-----------------------------------------------------------------------------
7/20/98             4.8125          6,500              S
-----------------------------------------------------------------------------
7/22/98             4.8125          8,000              S
-----------------------------------------------------------------------------
7/24/98             4.8125         15,500              S
-----------------------------------------------------------------------------
7/27/98             4.8125         13,000              S
-----------------------------------------------------------------------------
7/28/98             4.8125          5,000              S
-----------------------------------------------------------------------------
==============================================================================

                                                       Page 5 of 6 pages


Item 7.   Material to be filed as Exhibits

          List of Officers and Directors of Allen Holding Inc. and Allen and Company Incorporated has not changed since last amendment, filed on 7/14/98.

                                                       Page 6 of 6 pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1998


ALLEN HOLDING INC.


     By: /s/ Gaetano J. Casillo
     ------------------------------
          Gaetano J. Casillo
          Vice President

ALLEN & COMPANY INCORPORATED


     By:  /s/ Gaetano J. Casillo
     ------------------------------
          Gaetano J. Casillo
          Vice President



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